Exhibit 99.1

December 5, 2025

TGE’s APPLICATION FOR LISTING ON THE LONDON STOCK EXCHANGE AND PUBLICATION OF PROSPECTUS

PARIS, NEW YORK, SINGAPORE and LONDON, The Generation Essentials Group (“TGE” or the “Company”, NYSE: TGE) refers to its announcement published on November 24, 2025 relating to its plans to pursue a secondary listing on the London Stock Exchange plc (the “LSE”).

The Company hereby announces that it has applied to the UK Financial Conduct Authority (the “FCA”) and the LSE for admission of the entire issued Class A ordinary share capital in the Company (the “Class A Ordinary Shares” or the “Shares”) to trading on the main market for listed securities of the LSE (together, “Admission”).

Following Admission, the Class A Ordinary Shares will trade on both the New York Stock Exchange (the “NYSE”) under the ticker symbol “TGE” and the LSE under the ticker symbol “TGE”.

The Company believes that the London listing aligns with its business presence and strategy across the UK and Europe, as well as internationally, reinforcing its commitment to these regions, and will complement its existing listing on the NYSE. The secondary listing on the LSE is intended to benefit the Company’s geographically diverse shareholder base, increase share trading liquidity, and further establish its profile in a key growth market.

The Company’s prospectus, which was prepared solely in connection with the Admission in the UK (the “Prospectus”), has today been approved by the FCA and published by the Company. The Prospectus contains certain business and financial information and risk factors relating to the Company and its subsidiaries.

The Prospectus will shortly be available on the Company’s website at https://ir.thegenerationessentials.com/corporate-profile/default.aspx. A copy of the Prospectus has been submitted to the National Storage Mechanism in the UK and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Prospectus does not constitute an offer or invitation to any person to subscribe for or purchase any Class A Ordinary Shares in any jurisdiction. The Company is not offering any Class A Ordinary Shares and therefore will not receive any proceeds as a result of Admission.

Admission Statistics

Number of Class A Ordinary Shares in issue on Admission	44,175,159

ISIN number of the Class A Ordinary Shares and CDIs	KYG382681016

SEDOL	BP9M6S1

Legal entity identifier (LEI) number	391200FAICBNPOIFB794

Ticker symbol on London Stock Exchange	TGE

The Class A Ordinary Shares are quoted and traded in US dollars on the NYSE and, following Admission, will be quoted and traded in US dollars on the LSE.

Settlement and Trading

In order to support the public trading of the Class A Ordinary Shares on the LSE, the Company intends to enter into customary arrangements with market makers on the LSE to facilitate liquidity.

Trades in securities in uncertificated form are settled on the LSE through the CREST system. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument.

As the Company is a non-UK company, the Class A Ordinary Shares cannot be directly held in uncertificated form or transferred electronically in the CREST system. To enable shareholders and investors to hold and transfer interests in such Class A Ordinary Shares, and settle the trades in the Class A Ordinary Shares traded on the LSE through the CREST system, the Company has entered into arrangements with Euroclear UK and International Limited to hold the relevant Class A Ordinary Shares and issue de-materialised CREST depository interests (“CDIs”) representing the underlying Class A Ordinary Shares which are held on trust for the holders of the CDIs.

The CDIs are not themselves admitted to trading on the LSE but represent a mechanism by which trades in the Class A Ordinary Shares placed on the LSE can be settled in CREST. Once settled, the holders can either continue to hold their interests in Class A Ordinary Shares in the form of CDIs (in CREST) or withdraw their interests from CREST. For further details, please refer to the section titled “Transferring Class A Ordinary Shares across the NYSE and the LSE” below, as well as the Section titled “Admission, Settlement and Trading” in the Prospectus.

Transferring Class A Ordinary Shares across the NYSE and the LSE

Steps to transfer Class A Ordinary Shares of TGE from DTCC to CREST (to be credited with CDIs)

No.	Step
1.	Set up an account with a UK-based broker who is a CREST Participant and has a CREST Participant ID. Alternatively, check with your existing US-based broker if they are able to open an account for you to hold and trade UK securities in CREST.
2.

Instruct your US-based broker to deliver the Shares to DTCC account 00002012, and specify within the DTCC instruction:

(i)    the recipient CREST Participant ID (the ‘Third Party ID’ field) (this will be the CREST Participant ID of your UK-based broker, as advised to you by your UK-based broker); and

(ii)   appropriate account information (this will be the details of your account maintained with your UK-based broker, as advised to you by your UK-based broker), to ensure correct allocation upon receipt in CREST, in accordance with DTCC’s procedures.

Note: The Shares are marked as UK Stamp Duty Reserve Tax (SDRT)-exempt in CREST. Accordingly, there is no requirement for a CREST Participant to enter a matching receipt instruction for Shares moving from DTCC to CREST. The CREST system will analyse the incoming instruction and if formatted correctly will automatically create the transaction and settle the Shares into the relevant CREST account.

3.

Euroclear will credit your UK-based broker with CDIs in respect of the number of Shares transferred.

CREST Settlement occurs between 06:00 and 18:00 (UK time). Instructions are processed in real time in both CREST and DTCC. Due to the time difference, the delivery must be made by your counterparty (your US-based broker) to the CREST DTCC account before 13:00 (local New York time) in order to achieve same-day settlement.

Deliveries received after this time will not be transferred to CREST, as they will be automatically returned to the sender in DTCC.

4.	Thereafter, you may trade and settle Shares (via the CDI structure) in CREST by instructing your UK-based broker. Shares can be sold or transferred between CREST Participants.

Steps to transfer Class A Ordinary Shares of TGE from CREST to DTCC

No.	Step
1.	Set up an account with a US-based broker who is a DTCC Participant and has a DTCC Participant ID. Alternatively, check with your existing UK-based broker if they are able to open an account for you to hold and trade US securities in DTCC.
2.	Instruct your UK-based broker to input an XDL instruction in CREST, without specifying a counterparty Participant or securities credit party, and complete the International and Underlying Client Details as follows:
XDL Field Tag	Specific instruction requirements for deliveries to the United States
CSD ID	DTCC
International Party ID	DTCC code of the DTCC Participant to which you want to deliver US securities. When delivering US securities across the link to DTCC, the International Party ID must contain eight digits. If the DTCC Participant ID consists of less than eight digits, please prefix with additional zeros to increase the number to eight, e.g., DTCC Participant ID 1234 should be input into the International Party ID field as 00001234.
International Party BIC	Leave blank
International Account ID	Leave blank
Buyer or Seller Ind	Set to ‘Buyer’
Underlying Account ID	Leave blank
Underlying Client 1 to 4	Identity of the underlying client on whose behalf the securities are being delivered (i.e., the beneficiary of the securities in the United States). This may be in the form of an account number or name and address.
Underlying Client BIC	Leave blank
Underlying International Party	Leave blank
3.	Euroclear will instruct the transfer of the Shares to your US-based broker in DTCC.

Disclaimer: This information is provided for general information and guidance purposes only, and does not constitute legal, financial, or investment advice. The transfers of Class A Ordinary Shares across DTCC and CREST will at all times be subject to the applicable rules, regulations and processes of Euroclear and DTCC. If you are in any doubt as to any aspect of the transfer process or your obligations, you should consult your UK and/or US-based broker, as appropriate.

Important legal information

The information contained in this announcement is for background purposes only and does not purport to be full or complete, nor does this announcement constitute or form part of any invitation or inducement to engage in investment activity. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The contents of this announcement are not to be construed as legal, financial or tax advice.

This announcement is not for release, publication or distribution, directly or indirectly, in or into any jurisdiction where, or to any person to whom, to do so would constitute a violation of applicable law or regulation.

These materials do not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Shares or any other securities, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore.

The information in this announcement is subject to change. Persons viewing this announcement should ensure that they fully understand and accept the risks which will be set out in the Prospectus.

Persons considering making investments should consult an authorised person specialising in advising on such investments.

For the avoidance of doubt, the contents of the Company’s website are not incorporated by reference into, and do not form part of, this announcement.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of The Generation Essentials Group with the SEC. All information provided in this announcement is as of the date of this announcement, and The Generation Essentials Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

The Generation Essentials Group:

IR Office
The Generation Essentials Group
EMAIL: tge@amtd.world

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